April 1, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Opower, Inc.

Registration Statement on Form S-1 (File No. 333-194264)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the underwriters (the “Representatives”), hereby join in the request of Opower, Inc., a Delaware corporation (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-194264) (the “Registration Statement”), relating to a public offering of shares of the Registrant’s common stock, par value $0.000005 per share, so that the Registration Statement may be declared effective at 4:00 PM Washington, D.C. time, on April 3, 2014, or as soon thereafter as practicable. We, the undersigned Representatives, confirm that the underwriters are aware of their obligations under the Securities Act.

Additionally, pursuant to Rule 460 of the Securities Act, we hereby advise you that the Preliminary Prospectus dated March 24, 2014, was distributed by the underwriters approximately as follows from March 24, 2014 through the date hereof:

Copies to prospective underwriters	6
Copies to institutional investors	5,750
Copies to others, including the Registrant, the Registrant’s counsel, independent accountants, and underwriters’ counsel	415

Total	6,171

We, the undersigned Representatives, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

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Very truly yours,

Morgan Stanley & Co. LLC Goldman, Sachs & Co.

Acting severally on behalf of themselves and the several underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Rizvan Dhalla

Name:	Rizvan Dhalla

Title:	Managing Director

[Underwriters’ Acceleration Request Signature Page]

Very truly yours,

Morgan Stanley & Co. LLC Goldman, Sachs & Co.

Acting severally on behalf of themselves and the several underwriters

GOLDMAN, SACHS & CO.

By:	/s/ Adam T. Greene

Name:	Adam T. Greene

Title:	Vice President

[Underwriters’ Acceleration Request Signature Page]